SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No.       )*

OPENTABLE, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

68372A104

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68372A104

1	Names of Reporting Persons Thomas H. Layton

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 1,312,000 shares held directly by the Layton Community Property Trust, dated November 29, 1999, as amended.

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,312,000 shares held directly by the Layton Community Property Trust, dated November 29, 1999, as amended.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,312,000

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11	Percent of Class Represented by Amount in Row (9) 5.86%

12	Type of Reporting Person (See Instructions) IN

CUSIP No. 68372A104

Item 1(a).	Name of Issuer: OpenTable, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 799 Market Street Fourth Floor San Francisco, CA 94103

Item 2(a).	Name of Person Filing: Thomas H. Layton
Item 2(b).	Address of Principal Business Office or, if none, Residence: Metaweb Technologies, Inc. 631 Howard Street Fourth Floor San Francisco, CA 94105
Item 2(c).	Citizenship: United States of America
Item 2(d).	Title of Class of Securities: Common Stock
Item 2(e).	CUSIP Number: 68372A104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 78c).
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐

Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________

CUSIP No. 68372A104

Item 4.	Ownership:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned:
Mr. Layton beneficially owns 1,312,000 shares of Common Stock held directly by the Layton Community Property Trust, dated November 29, 1999, as amended.
(b) Percent of class:
5.86%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: See Item 5 of cover page.
(ii) Shared power to vote or to direct the vote: See Item 6 of cover page.
(iii) Sole power to dispose or to direct the disposition of: See Item 7 of cover page.
(iv) Shared power to dispose or to direct the disposition of: See Item 8 of cover page.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not Applicable

Item 8.	Identification and Classification of Members of the Group:
Not Applicable

Item 9.	Notice of Dissolution of Group:
Not Applicable

CUSIP No. 68372A104

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2010
/s/ Thomas H. Layton
Thomas H. Layton